June 11, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenny O’Shanick
Office of Manufacturing
Division of Corporation Finance

Re:	Charles & Colvard, Ltd.
Registration Statement on Form S-3
Filed on May 31, 2024
File No. 333-279874

Dear Jenny O’Shanick:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Charles & Colvard, Ltd. (the “Company”) hereby respectfully requests that the above referenced Registration Statement on Form S-3 be declared effective at 5:00 p.m. Eastern Time on Thursday, June 13, 2024, or as soon thereafter as is practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

Please direct any questions regarding this request to Julie Rizzo of K&L Gates LLP ((919) 743-7336; julie.rizzo@klgates.com). In addition, please notify Julie Rizzo when this request for acceleration has been granted. Thank you in advance for your assistance.

Sincerely,

/s/ Clint J. Pete
Clint J. Pete
Chief Financial Officer

cc:	Julie Rizzo
Partner, K&L Gates LLP